

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2021

Michael D. West
President and Chief Executive Officer
AgeX Therapeutics, Inc.
101 Marina Village Parkway, Suite 201
Alameda, CA 94501

> **Re: AgeX Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 8, 2021**
> **File No. 333-251988**

Dear Mr. West:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard S. Soroko, Esq.